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                 THE EMERGING MARKETS INFRASTRUCTURE FUND, INC.

                       c/o Credit Suisse Asset Management

                              466 Lexington Avenue

                            New York, New York 10017

                                                               September 8, 2000

Dear Shareholder:

    The Emerging Markets Infrastructure Fund, Inc. (the "Fund") is offering to purchase 5,587,978 of its issued and outstanding shares of common stock at a price equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the date the offer expires (the "Offer").

    The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

    Please note that the Offer is scheduled to expire at 5:00 P.M. Eastern Time on October 20, 2000, unless extended by the Fund. Questions regarding the Offer should be directed to Shareholder Communications Corp., the Information Agent, at (800) 493-4868.

                                          Sincerely,

                                          /s/ William W. Priest, Jr.
                                          William W. Priest, Jr.
                                          Chairman of the Board of Directors
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                    FORM OF LETTER TO SHAREHOLDERS WHO HAVE
                  REQUESTED INFORMATION REGARDING THE OFFER BY

                 THE EMERGING MARKETS INFRASTRUCTURE FUND, INC.

                              TO PURCHASE FOR CASH
                 5,587,978 OF ITS ISSUED AND OUTSTANDING SHARES
                    AT 95% OF THE NET ASSET VALUE PER SHARE

Dear Shareholder:

    Pursuant to your request, enclosed for your consideration are the Offer to Purchase dated September 8, 2000 of The Emerging Markets Infrastructure
Fund, Inc. (the "Fund") and the related Letter of Transmittal pursuant to which the Fund is offering to purchase 5,587,978 shares of its issued and outstanding common stock, par value $0.001 per share (the "Shares"), for cash at a price equal to 95% of their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on October 20, 2000, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M. EASTERN TIME ON OCTOBER 20, 2000, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond October 20, 2000, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the new Expiration Date, as extended.

    Neither the Fund nor its Board of Directors nor Credit Suisse Asset Management, LLC (the Fund's investment advisor) is making any recommendation to any holder of Shares as to whether to tender Shares. Each shareholder is urged to consult the shareholder's own investment and tax advisors before deciding whether to tender Shares. If, after considering the Offer to Purchase and Letter of Transmittal, you wish to tender your Shares pursuant to the Offer, if you are the record owner of Shares, you should follow the instructions contained in the Offer to Purchase and Letter of Transmittal, and, if the Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that firm to effect the tender for you.

    Your attention is called to the following:

1. Unless extended, the Offer and withdrawal rights expire at 5:00 P.M. Eastern Time on October 20, 2000.

2. The Offer is subject to certain conditions set forth in the Offer to Purchase. Under certain circumstances, the Fund will not be required to accept for payment, purchase or pay for any Shares tendered, and the Fund may also amend, extend or terminate the Offer.

3. If more than 5,587,978 Shares are duly tendered (and not timely withdrawn), the Fund will purchase Shares from tendering shareholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered by each shareholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares.

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

    Should you have any other questions concerning the enclosed material, please contact your broker, dealer, commercial bank, trust company or other nominee, or call the Depositary at the number indicated in the Offer to Purchase.

                                          Very truly yours,
                                          The Emerging Markets Infrastructure
                                          Fund, Inc.